Mail Stop 4561
Via Fax (888) 465-5447

October 20, 2008

Kevin Griffith
President, CEO, Secretary/Treasurer, and Director
IDI Global, Inc.
462 East 800 North
Orem, Utah 84097

      Re: **IDI Global, Inc.**
                Form 10-KSB for the Year Ended December 31, 2007
                File No. 000-30245

Dear Mr. Griffith:

We have reviewed your response letter dated October 9, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 23

1.   We note the proposed revised disclosures provided in your response to our prior comment 1 with regards to the Company's controls and procedures. In addition to the disclosures presented, please also revise to include the following:
- A statement identifying the framework (e.g. Committee of Sponsoring Organization of Treadway Commission, or COSO model) used by management to evaluate the effectiveness of the registrant's internal control over financial reporting pursuant to Item 308(T)(a)(2) of Regulation S-K; and
- A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting

firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." We refer you to Item 308(T)(a)(4) of Regulation S-K.

<u>Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008</u>

2.   We note your response to our prior comment 4 and your proposed revised disclosures to the Company's Exhibit 31 certifications. Please revise the certifications included in your March 31, 2007 and June 30, 2008 Forms 10-Q to also include reference to internal controls over financial reporting in the introductory language in paragraph 4.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief